Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS FOURTH QUARTER AND FULL YEAR 2011 RESULTS

Santiago, Chile, March 28, 2012 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced on Wednesday its consolidated financial results for the fourth quarter 2011 and full year ended December 31, 2011. Figures are stated in accordance with IFRS. US dollar figures (US$), except export figures, are based on the exchange rate effective December 31, 2011 (US$1.00=Ch$519.20).

Highlights 4Q 2011

•	Total sales rose by 26.1%.
•	Bottled export sales in Chilean pesos increased 13.8%.
•	Bottled export shipments increased 1.5% to 5,427,141 cases.
•	Bottled domestic sales in Chile increased 1.5% by value and decreased 10.2% by volume.
•	Net income increased 147.0% to Ch$24,331 million (US$46.9 million).
•	Ebitda increased 10.0% to Ch$16,149 million (US$31.1 million). Ebitda margin was 12.8%.
•	Earnings per share increased 147.0% to Ch$32.57.

Highlights Full Year 2011

•	Total sales rose by 13.0%.
•	Bottled export sales in Chilean pesos increased 0.47%.
•	Bottled export shipments decreased 2.3% to 20,046,453 cases.
•	Bottled domestic sales in Chile increased 4.9% by value and decreased 7.5% by volume.
•	Net income increased 20.4% to Ch$50,482 million (US$97.2 million).
•	Ebitda decreased 1.4% to Ch$59,059 million (US$113.7 million). Ebitda margin decreased to 14.0% of Sales from 16.0% in 2010.
•	Earnings per share increased 20.4% to Ch$67.58.

Summary

In the fourth quarter of this year our export volumes increased, despite the uncertainty in the economies in general, showing that the strategy of market diversification and distribution integration is yielding the expected results.

In 2011, total revenues increased 13.0% to Ch$422,735 million, being the highest in the history of the company.

In the full year 2011, our volumes, without considering the acquisition of Fetzer, declined 4.3% as a consequence of our strategy of premiumization of our portfolio and increase in prices across all the lines. This, in turn, has meant that the average price of a case of wine increase 7.6%, reaching US$ 28.9.

In the domestic market, we are continuing our strategy if increasing prices to face the challenge of higher grape costs.

In 2011, we faced a strong Chilean peso and higher grape prices, those two effects pressured our margins; however in 2011 our net sales grew by 13.0% and our EBITDA decreased 1.4%.

It’s important to mention that in the fourth quarter our Net Income increased 147.0% (20.4% in 12M 2011). This is mainly explained due the payment of the Earthquake Insurance, that payment made an increase in the other income by function of Ch $19,555 million (US$37.7 million) before taxes.

Fetzer, the American winery acquired in April 15th 2011 represented a 11.4% of our total sales, and in the 12 months of 2011, Fetzer’s sales amounted to a 9.4% of total sales.

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Fourth Quarter 2011 Results

Total Revenues

Company revenues increased 26.1% in the fourth quarter totalling Ch$125,837 million (US$242.4 million), up from Ch$99,794 million (US$192.2 million) in 4Q2010.

Table 1

Total Revenues

(in Ch$ millions)

	4Q11	4Q10	Change (%)	2011	2010	Change (%)

Export sales(1)	78,671	68,332	15.1%	264,938	261,273	1.4%
Domestic sales–wine	17,051	16,264	4.8%	62,896	59,639	5.5%
Domestic sales–other products	7,984	6,856	16.4%	24,795	20,382	21.7%
Argentina exports(2)	3,395	3,772	-10.0%	14,506	16,869	-14.0%
Argentina domestic	2,300	2,563	-10.2%	7,817	8,761	-10.8%
U.S.A. (Fetzer)	14,451	—	—	39,764	—	—
Other revenues	1,986	2,008	-1.1%	8,019	7,094	13.0%
TOTAL	125,837	99,794	26.1%	422,735	374,019	13.0%

Table 2

Sales of Bottled Wine

				Change			Change
		4Q11	4Q10	(%)	2011	2010	(%)

Sales (in Ch$ million)
Export Markets		78,671	68,283	15.2%	264,865	259,927	1.9%
Domestic Market - Wine		16,486	16,245	1.5%	61,998	59,100	4.9%
Domestic Market - Other Products		7,984	6,856	16.4%	24,795	20,382	21.7%
Argentina Exports		3,395	3,772	-10.0%	14,506	16,869	-14.0%
Argentina Domestic		2,141	2,464	-13.1%	7,462	8,663	-13.9%
U.S.A. (Fetzer)		14,451	0	—	39,500	0	—
Total Sales		123,127	97,621	26.1%	413,127	364,941	13.2%
Volume (thousand liters)
Export Markets (1)		46,732	45,049	3.7%	170,145	170,927	-0.5%
Domestic Market - Wine		15,946	17,764	-10.2%	65,119	70,435	-7.5%
Argentina Exports (2)		2,112	3,091	-31.7%	10,274	13,700	-25.0%
Argentina Domestic		1,494	2,106	-29.1%	6,107	7,768	-21.4%
U.S.A. (Fetzer) (2)		5,398	0	—	15,278	0	—
Total Volume		71,683	68,009	5.4%	266,922	262,830	1.6%
Average Price (per liter)	Currency
Export Markets	US$	3.29	3.15	4.4%	3.21	2.99	7.6%
Domestic Market - Wine	Ch$	1,033.9	914.5	13.1%	952.1	839.1	13.5%
Argentina Exports	US$	3.14	2.54	23.5%	2.93	2.41	21.3%
Argentina Domestic	US$	2.80	2.43	15.2%	2.52	2.20	14.8%
U.S.A. (Fetzer)	US$	5.23	0	—	5.33	0	—

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics and Brazil).

(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

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Export Revenues

Export sales rose 13.8% to Ch$82,065 million (including exports sales from Argentina) as compared to Ch$72,104 million in 4Q 2010. This increase was driven by higher volumes and prices in foreign currencies, and helped by the depreciation of the Chilean peso against all major export currencies, which in the quarter was a 6.5% against the US$ dollar, 4.7% against the Euro and 5.8% against the sterling pound.

Graph 1

Export Volume by Region (Including Exports from Argentina)

4th Quarter 2011

•            Bottled Wine Sales - Volume:

Export sales volume in the quarter grew 1.5% reaching 5,427,141 cases of nine liters.

In terms of volume growth by region, the growth was driven by Central America and Caribbean, and Asia wich showed an increase in volumes of 23.2% and 28.6% respectively in the quarter. Export volumes to Europe as a whole grew by 2.4%, specially driven by Continental Europe. South America and U.S.A. dropped by 1.3% and 22.2% respectively, and Canada grew 3.3% in volume.

Domestic Sales, Chile

Bottled domestic wine sales increased 1.5% to Ch$16,486 million (US$31.8 million) in 4Q11, from Ch$16,245 million (US$31.3 million) in 4Q10, following a 10.2% decrease in volume and a 13.1% increase in the average price. Domestic market bottled wine sales by volume totaled 15.9 million liters in the quarter. Sales of bulk wine during the quarter totaled Ch$564.8 million.

The 10.2% drop in volume reflects a decrease in the generic category of 11.9%, and strong increases in the Premium (and above) categories, of 11.0% in this category as a whole. Premium (and above) categories represented 7.3% of the domestic volume (excluding bulk).

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Company brands continue to lead the market. According to AC Nielsen’s figures, for the twelve month period ended December 2011, Concha y Toro’s market share by volume was 30.4% compared to 30.7% at the end of 2010.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$7,984 million (US$15.4 million), a 16.4% increase from the same quarter last year showing the growing business since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009.

Argentine Operations

Revenues from the Argentine operation decreased 10.1% to Ch$5,695 million as a result of a 10.0% decrease in exports and a 10.2% decrease in domestic sales.

For the quarter, total Argentine exports of bottled wine totaled 234,667 cases, a decrease of 31.7% over 4Q10. The average price in US$ terms US dollar terms increased 23.5% in the quarter.

On the domestic side, sales in Argentina by volume decreased 29.1% to 166.000 cases. The average price in US$ terms US dollar terms increased 15.2% in the quarter.

U.S.A (Fetzer)

In 4Q11 Fetzer sales totaled Ch$14,451 (US$27.8 million) considering 599,778 cases. Because Fetzer started on April 15th 2011, there is no comparison against last year. In the quarter Fetzer represented 11.5% of our total sales, and 7.5% of our total volume of bottled wines.

Other Revenues

Other revenues, comprising fees for bottling services and sales of, decreased 1.1%, to Ch$1,986 million (Ch$3.8 million).

Cost of Sales

For the quarter, the total cost of sales rose 28.0% to Ch$83,955 million (US$161.7 million) from Ch$65,613 million (US$126.3 million) in 4Q10. The cost of sales as a percentage of total sales increased to 66.7% from 65.7%.

The gross margin decreased to 33.3% from 34.3%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 31.1% to Ch$31,001 million (US$59.7 million) in 4Q11 compared to Ch$23,644 million (US$45.5 million) in 4Q10. As a percentage of sales, SG&A increased to 24.6% from 23.7% in 4Q10.

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EBIT

EBIT (Gross Revenue, Distribution cost and Administrative expenses) increased 3.3% to Ch$10,881 million (US$22.2 million) in 4Q11 compared to Ch$10,537 million (US$20.3 million) in 4Q10. The operating margin as a percentage of sales decreased to 8.6% from 10.6% in 4Q10.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$19,728 million (US$38.0 million) as compared to a gain of Ch$1,851 million (US$3.6 million) in 4Q2010. This difference is mainly explained by the payment of the earthquake insurance, making an extra profit of Ch$19,555 million (US$37.7 million) before taxes.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 4Q11 was Ch$2,160 million (US$4.2 million).

Financial expenses increased 190.0% due the debt increase to acquire Fetzer, financial expenses in 4Q11 were Ch$2,142 million (US$4.1 million) and in 4Q10, Ch$739 million (US$1.4 million).

As of December 31, 2011, total financial debt was Ch$230,637 million (US$444.2million), representing an increase of Ch$149,945 million (US$288.8 million) as compared to the financial debt for December 2010.

Net Income and Earnings per Share (EPS)

Net income for the period increased 147.0% to Ch$24,331 million (US$46.9 million) from Ch$9,851 million (US$19.0 million). Based on 747,005,982 weighted average shares, Concha y Toro’s earnings increased to Ch$32.57 per share from Ch$13.19 in the 4th quarter 2010.

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Full Year 2011 Results

Total Revenues

Total revenues for 2011 increased 13.0% to Ch$422,735 million (US$814.3 million). This result was achieved by a growing result all the business in which the company participates and the acquisition of Fetzer in April 2011, except the Argentinian Operations that decreased a 12.9% in 2011 compared to 2010.

Export revenues

Export revenues (including sales from Argentina) increased 0.5% totaling Ch$279,444 million in 12M11 as compared to Ch$278,142 million in 12M10.

Exports of bottled wine increased 0.9%, reaching Ch$279,371 (US$ 538.1 million). This increase was driven by an 8.6% increase in the average export price in US dollars and a decrease of 2.3% in volume.

The increase in price in export market was partially offset by the Chilean peso appreciation against the US dollar by 5.0%, 0.2% against the Euro and 1.0% against the Sterling Pound during the year.

For reference, exports sales expressed in US dollars amounted to US$576.6 million, representing a 6.1% increase as compared to US$ 543.4 million for 12M 2010. .

•           Bottled Wine Sales – Volume:

For the twelve-month period, Company volumes decreased 2.3%, with sales of 20,046,453 cases as compared to 20,514,092 cases in 12M10. In this period we highlight the growth achieved in South America, Asia and Africa, which grew 14.1%, 8.6% and 22.7% respectively.

Shipments to Asia grew 8.6% with strong volumes in Japan, China and South Korea. In South America, we experienced particularly big volumes in Colombia, Venezuela and Peru, and Africa was favored by the increase in volumes exported to Mozambique.

Sales volume in Continental Europe and the U.S. decreased 6.6% and 2.0% respectively.

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Graph 2

Export Volume by Region (Including Exports from Argentina)

12-months 2011

Domestic Sales, Chile

Bottled domestic wine sales in Chile increased 4.9% in value to Ch$61,998 million (US$119.4 million) in 12M11, from Ch$59,100 million (US$113.8 million) in 12M10, following a 7.5% decrease in volume and a 13.5% increase in the average price. The volume of bottled wine sales on the domestic market totaled 65.1 million liters, the price per liter reached Ch$952. Sales of bulk wine during this period totaled Ch$897.3 million.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$24,795 million (US$47.8 million). The 21.7% increase in this category follows the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009.

Argentine Operations

Revenues from our Argentine business decreased 12.9% to Ch$22,323 million following a 14.0% decrease in exports and a decrease of 10.8% in domestic sales. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points. For the whole year 2011, Trivento’s exports of bottled wine totaled 1,141,504 cases with a 25.0% volume decrease over 2010. Exports in US dollar terms decreased 9.0% to US$30.0 million.

Domestic bottled wine sales in the Argentine market totaled US$15.4 million and 678,503 cases, decreasing 9.8% in value (US dollars) and 21.4% in volume.

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U.S.A (Fetzer)

In 4Q11 Fetzer sales totaled Ch$39,764 (US$76.6 million) considering 1,697,556 cases. Because Fetzer started on April 15th 2011, there is no comparison against last year. In the quarter Fetzer represented 9.4% of our total sales, and 5.7% of our total volume of bottled wines.

Other Revenues

Other revenues increased 13.0% to Ch$8,019 million (US$ 15.4 million).

Cost of Sales

For the period, the total cost of sales rose 15.9% to Ch$280,157 million (US$ 539.6 million) from Ch$ 241,776 million (US$ 465,7 million) in 2010. Cost of sales as a percentage of total sales increased to 66.3% from 64.6% mainly as a result of a higher cost of the grape and the effect of the Chilean peso appreciation.

The gross margin moved to 33.7% from 35.4%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 16.4% to Ch$101,368 million (US$195.2 million). As a percentage of revenues, SG&A increased to 24.0% from 23.3% in 12M10.

EBIT

EBIT (Gross Revenue, Distribution cost and Administrative expenses) decreased 8.7% to Ch$41,211 million (US$79.4 million) compared to the Ch$45,136 million (US$ 86.9 million) in 12M10. As a percentage of sales, the operating margin decreased from 12.1% to 9.7% because of the n higher cost of grape and the effect of the strong local currency against most of our export currencies.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$22,313 million (US$ 43.0 million) as compared to a gain of Ch$6,505 million (US$12.5 million) in 12M10. This higher gain is mainly explained by the payment of the earthquake insurance, making an extra profit of Ch$19,555 million (US$37.7 million) before taxes.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 2011 was Ch$8,039 million (US$15.5 million).

Financial expenses increased 100.5% due the debt increase to acquire Fetzer, financial expenses in 2011 were Ch$6,316 million (US$12.2 million) and in 2010, Ch$3,149 million (US$6.1 million).

As of December 31, 2011, total financial debt was Ch$230,637 million (US$444.2million), representing an increase of Ch$149,945 million (US$288.8 million) as compared to the financial debt for December 2010.

Net Income and Earnings per Share (EPS)

Net income for the period increased 20.4% to Ch$ 50,482 million (US$97.2 million) from Ch$41,919 million (US$ 80,7 million). Concha y Toro’s EPS increased to Ch$ 67.58 per share from Ch$ 56.12 in 12M2010.

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Balance Sheet

Assets

As of December 31, 2011, the Company’s consolidated assets totaled Ch$774,130 million (US$1,491 million) and were Ch$ 188,571 million (US$ 363.2 million) higher than the figure reported a year earlier, mainly due to the increase because of Fetzer acquisition in April 2011.

Liabilities

As of December 31, 2011 net financial debt (this is excluding cash and cash equivalent) stood at Ch$209,781 million (US$404.0 million) representing a year-on-year increase of Ch$ 145,847 million (US$280.9 million), this is mainly because of the debt increase to acquire Fetzer.

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About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 8,800 hectares of vineyards in Chile, 1,100 hectares in Argentina and 450 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,561 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY	4Q2011	4Q2010	Change	2011	2010	Change
FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Income from ordinary activities	125,837,079	99,794,096	26.1%	422,735,429	374,018,545	13.0%
Cost of sales	(83,954,740)	(65,612,763)	28.0%	(280,156,889)	(241,775,864)	15.9%

Gross Revenue	41,882,339	34,181,333	22.5%	142,578,540	132,242,681	7.8%

Other income by function	19,748,423	670,953	2843.3%	19,968,835	886,787	2151.8%
Distribution costs	(24,715,933)	(19,193,902)	28.8%	(82,983,352)	(70,475,068)	17.7%
Administrative expenses	(6,285,059)	(4,450,078)	41.2%	(18,384,585)	(16,631,648)	10.5%
Other expenses by function	(446,374)	(122,696)	263.8%	(1,033,162)	(747,463)	38.2%
Financial income	55,791	116,147	-52.0%	379,672	340,264	11.6%
Financial expenses	(2,141,752)	(738,565)	190.0%	(6,315,807)	(3,149,276)	100.5%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	506,762	(3,208)	-15896.8%	2,031,073	984,406	106.3%
Exchange differences	2,159,984	2,208,773	-2.2%	8,039,442	9,057,132	-11.2%
Income/expense by adjustment units	(154,446)	(280,489)	-44.9%	(757,474)	(866,507)	-12.6%

Income before tax	30,609,735	12,388,268	147.1%	63,523,182	51,641,308	23.0%
Income tax expense	(6,278,723)	(2,537,232)	147.5%	(13,040,792)	(9,722,728)	34.1%

Net Income	24,331,012	9,851,036	147.0%	50,482,390	41,918,580	20.4%
Income per share	32.6	13.2	147.0%	67.6	56.1	20.4%

EBITDA	16,148,529	14,674,468	10.0%	59,058,657	59,885,587	-1.4%
Gross Revenue	41,882,339	34,181,333	22.5%	142,578,540	132,242,681	7.8%
Distribution costs	(24,715,933)	(19,193,902)	28.8%	(82,983,352)	(70,475,068)	17.7%
Administrative expenses	(6,285,059)	(4,450,078)	41.2%	(18,384,585)	(16,631,648)	10.5%
Depreciation	5,043,401	3,918,711	28.7%	16,977,444	13,929,065	21.9%
Amortization	223,781	218,404	2.5%	870,610	820,557	6.1%

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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	Dec 31, 2011	Dec 31, 2010
Assets

Cash and cash equivalents	20,855,397	16,757,549
Inventories	173,973,666	107,877,080
Accounts receivable	131,111,418	108,967,829
Biological current assets	12,407,775	10,944,784
Other current assets	34,135,447	30,273,908
Total current assets	372,483,703	274,821,150

Property, plant & equipment, net	259,664,661	225,070,491
Biological fixed assets	61,839,636	53,672,218
Other fixed assets	13,209,787	9,627,465
Other assets non current	66,932,523	22,367,690
Total non current assets	401,646,607	310,737,864
Total assets	774,130,310	585,559,014

Liabilities
Loans and other liabilities	52,921,462	30,732,214
Other current liabilities	114,936,574	102,830,759
Total current liabilities	167,858,036	133,562,973

Loans and other liabilities	177,715,101	49,959,254
Other non current liabilities	30,053,209	31,361,359
Total non current liabilities	207,768,310	81,320,613

Total Liabilities	375,626,346	214,883,586

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	310,204,731	279,004,115
Other reserves	3,828,041	7,492,522
Net equity attributable to parent comp. shareholders	398,211,562	370,675,427
Minority Interest	292,402	1
Total Equity	398,503,964	370,675,428
Total Equity and Liabilities	774,130,310	585,559,014

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